1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: September 25, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Announcement of change to Director and CEO on behalf of TSMC Arizona Corporation, a major subsidiary of TSMC

TSMC Arizona Corporation adopted the following resolutions by written consent on September 25, 2025 (Taipei times):

•Special meeting of shareholders for election of Director. In light of the position adjustment, Y.L. Wang will step down as a Director of TSMC Arizona Corporation, effective October 1, 2025. Ray Chuang was elected as a Director of TSMC Arizona Corporation, effective on the same date.

•Board meeting for election of CEO. In light of the position adjustment, Ray Chuang was elected as CEO of TSMC Arizona Corporation, effective October 1, 2025.